Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION ADVISOR

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Properties” in the Registration Statement on Form S-11 of Nuveen Global Cities REIT, Inc. (the “Company”) and in the prospectus included therein and (2) the disclosure on page 146 of the prospectus that the amounts presented under “Investments in real property” represent the estimated market values of the Company’s real property interests.

April 16, 2018

/s/ RERC, LLC
RERC, LLC
Houston, Texas